                      July 25, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Ms. Jennifer Hardy

Re:	Graham Packaging Company, L.P. Registration Statement on Form S-4 (File No. 333-125173)

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, Graham Packaging Company, L.P. (the "Registrant") has previously orally requested that the effective date of the Registration Statement (the "Registration Statement") on Form S-4 (File No. 333-125173) be accelerated by the Securities and Exchange Commission (the "Commission") to 5:00 p.m., Eastern Daylight Time, on the date hereof or as soon as practicable thereafter.

        The Registrant requests that it be notified of such effectiveness by a telephone call to Mark C. Smith of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3330 or Allison R. Schneirov of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-4138, and that such effectiveness also be confirmed in writing.

        The Registrant also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

Sincerely,

GRAHAM PACKAGING COMPANY, L.P.

By:	/s/ JOHN E. HAMILTON Name: John E. Hamilton Title: Chief Financial Officer, Treasurer and Secretary